EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$15,815,832.97(1)	$153.10	$2,421.40(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$15,815,832.97
Total Fees Due for Filing			$2,421.40
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,421.40

(1) On December 23, 2024, the Registrant offered to purchase up to 1,516,379 shares of its common stock at a price equal to the net asset value per share as of January 31, 2025. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $10.43 as of November 30, 2024.
(2) Calculated as 100% of the Transaction Valuation.